

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Gregory J. Quarles
Chief Executive Officer
APPLIED ENERGETICS, INC.
9070 S. Rita Road, Suite 1500
Tuscon, Arizona 85747

      Re: APPLIED ENERGETICS, INC.
          Registration Statement on Form S-3
          Filed October 5, 2021
          File No. 333-260037

Dear Mr. Quarles:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at 202-551-4985 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing

cc: Mary O'Hara